Exhibit 99.2

Hello everyone,

My name is Grace Harlow, and I’m an appraiser on the art acquisitions team here at Masterworks.

Our latest offering is a vibrant painting by Cecily Brown, titled “xFxaxexrxixexfxexlxlxexrx.”

Although she was born in England, Cecily Brown has lived in New York City since the early 1990s. After working in a mostly figurative style, the artist’s paintings underwent a stylistic shift in the late 1990s, and her work became largely abstract and subsequently grew in commercial success. In 2021, Brown ranked among the 65 top-selling artists at auction, with total sales exceeding $35 million, inclusive of Buyer’s Premium.

Our acquisitions team is actively sourcing works by Cecily Brown and has been offered over 80 examples from around the world. Of these works, we have carefully curated 4 to be offered on our platform.

Executed in 2019, our offering, “xFxaxexrxixexfxexlxlxexrx,” is an example of Cecily Brown’s signature aesthetic and combines bright color with energetic brushwork. The artist’s largely abstract paintings created in the 2000s through the 2010s account for six of her top ten auction records.

Select examples by the artist include, “There’ll Be Bluebirds,” created in the same year as “xFxaxexrxixexfxexlxlxexrx,” which sold for a price of $4.8 million at Christie’s in October 2021, and “When Time Ran Out,” painted in 2016, which recently sold for a price of $4.2 million at Phillips in March 2022.

Prices for unique artworks by Cecily Brown on single canvas paintings executed between 2010 and 2020 that measure 50 inches by 50 inches to 100 inches by 100 inches, have increased at an estimated annualized price appreciation of 22.0% from 2011 to 2022.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

We are fortunate to be able to offer this work. Investing involves risk and past price performance is not indicative of future results. Before investing, please be sure to carefully review the Offering Circular and see important Regulation A disclosures available at masterworks dot io slash cd.